EXHIBIT (3) (ii)
By-Laws
      On December 16, 2005 the Board of Directors amended Article 6, Section 2 of the By-Laws effective immediately to change from 50 days to 70 days the maximum period for closing the stock transfer books and fixing the record date before a dividend or stockholders’ meeting. The By-Laws were filed with the Corporation’s Form 10-Q for the fiscal quarter ended November 30, 2005.